Exhibit 99.1

COLLIERS INTERNATIONAL GROUP INC.

Interim Consolidated Financial Statements

(unaudited)

Second Quarter | June 30, 2026

Accelerating success.

Colliers International Group Inc.

Consolidated Statements of Earnings (Loss)

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Six months
	ended June 30		ended June 30
	2026	2025	2026	2025
Revenues (note 19)	$1,572,499	$1,347,649	$2,885,971	$2,488,819
Cost of revenues (exclusive of depreciation and amortization shown below)	937,394	798,064	1,726,929	1,486,554
Selling, general and administrative expenses	436,752	372,657	841,800	720,950
Depreciation	20,964	18,703	41,265	37,350
Amortization of intangible assets	50,760	42,983	98,459	87,738
Acquisition-related items (note 7)	27,387	16,059	42,740	25,440
Loss on disposal of operations (note 5)	800	—	1,331	—
Operating earnings	98,442	99,183	133,447	130,787

Interest expense, net	26,417	15,515	49,285	38,063
Equity earnings from non-consolidated investments	(4,164)	(3,318)	(11,435)	(7,052)
Other (income) expense	135	(2,229)	503	(3,069)
Earnings before income tax	76,054	89,215	95,094	102,845
Income tax expense (note 16)	26,838	25,244	35,099	29,956
Net earnings	49,216	63,971	59,995	72,889

Non-controlling interest share of earnings	16,094	16,238	20,385	21,967
Non-controlling interest redemption increment (note 13)	4,613	43,724	35,131	51,172

Net earnings (loss) attributable to Company	$28,509	$4,009	$4,479	$(250)

Net earnings (loss) per common share (note 14)
Basic	$0.56	$0.08	$0.09	$0.00
Diluted	$0.56	$0.08	$0.09	$0.00

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Comprehensive Earnings

(Unaudited)

(in thousands of US dollars)

	Three months		Six months
	ended June 30		ended June 30
	2026	2025	2026	2025
Net earnings	$49,216	$63,971	$59,995	$72,889
Other comprehensive earnings (loss), net of tax:
Change in foreign currency translation	(829)	5,323	(3,704)	10,211
Reclassification of accumulated foreign currency translation on disposal of operations	—	—	(37)	—
Unrealized gain (loss) on financial derivatives	4,451	(7,167)	7,644	(9,824)
Unrealized gain (loss) on available for sale securities	(148)	—	(280)	99
Pension liability adjustments	1	172	31	71
Total other comprehensive earnings (loss), net of tax	3,475	(1,672)	3,654	557
Comprehensive earnings	52,691	62,299	63,649	73,446
Less: Comprehensive earnings attributable to non-controlling interests	24,335	41,757	63,141	46,179
Comprehensive earnings attributable to Company	$28,356	$20,542	$508	$27,267

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Balance Sheets

(Unaudited)

(in thousands of US dollars)

	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$265,191	$207,902
Restricted cash	53,751	48,981
Accounts receivable, net of allowance of $46,383 (December 31, 2025 - $40,852)	922,947	829,313
Contract assets (note 19)	205,686	161,016
Mortgage warehouse receivables (note 17)	189,341	140,095
Income tax recoverable	33,367	32,888
Prepaid expenses and other current assets (note 17)	377,817	345,565
Warehouse fund assets (note 6)	62,817	56,050
	2,110,917	1,821,810
Other receivables	20,747	18,723
Contract assets (note 19)	28,742	17,260
Other assets	233,061	213,057
Warehouse fund assets (note 6)	97,908	73,785
Fixed assets	267,414	251,462
Operating lease right-of-use assets	528,502	443,404
Deferred tax assets, net	97,206	93,857
Intangible assets (note 8)	1,473,255	1,225,881
Goodwill	3,092,408	2,629,228
	5,839,243	4,966,657
	$7,950,160	$6,788,467
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$660,222	$510,608
Accrued compensation	609,828	756,510
Income tax payable	16,655	19,801
Contract liabilities (note 19)	92,745	80,350
Long-term debt - current (note 9)	19,162	8,119
Deferred and contingent acquisition consideration - current (note 17)	24,390	12,812
Mortgage warehouse credit facilities (note 10)	181,126	133,259
Operating lease liabilities	102,930	99,696
Liabilities related to warehouse fund assets (note 6)	62,290	33,679
	1,769,348	1,654,834
Long-term debt (note 9)	2,486,537	1,625,392
Deferred and contingent acquisition consideration (note 17)	27,148	19,077
Operating lease liabilities	522,202	419,198
Other liabilities	76,898	110,699
Deferred tax liabilities, net	159,299	90,996
Liabilities related to warehouse fund assets (note 6)	52,515	48,782
	3,324,599	2,314,144
Redeemable non-controlling interests (note 13)	1,311,530	1,285,046
Shareholders' equity
Common shares	1,531,644	1,531,644
Contributed surplus	191,162	173,681
Deficit	(101,647)	(98,461)
Accumulated other comprehensive loss	(77,516)	(73,545)
Total Company shareholders' equity	1,543,643	1,533,319
Non-controlling interests	1,040	1,124
Total shareholders' equity	1,544,683	1,534,443
	$7,950,160	$6,788,467

Commitments and contingencies and subsequent events (note 18 and 21)

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Shareholders' Equity

(Unaudited)

(in thousands of US dollars, except share information)

Six months ended June 30, 2026
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, December 31, 2025	51,103,821	$1,531,644	$173,681	$(98,461)	$(73,545)	$1,124	$1,534,443
Net earnings	—	—	—	59,995	—	—	59,995
Pension liability adjustment, net of tax	—	—	—	—	31	—	31
Unrealized loss on investments	—	—	—	—	(280)	—	(280)
Foreign currency translation loss	—	—	—	—	(3,704)	—	(3,704)
Unrealized gain on financial derivatives, net of tax	—	—	—	—	7,644	—	7,644
Other comprehensive earnings attributable to NCI	—	—	—	—	(7,625)	(97)	(7,722)
NCI share of earnings	—	—	—	(20,385)	—	13	(20,372)
NCI redemption increment (note 13)	—	—	—	(35,131)	—	—	(35,131)
Reclass to net earnings on disposal of operations (note 5)	—	—	—	—	(37)	—	(37)
Subsidiaries’ equity transactions	—	—	2,402	—	—	—	2,402
Subordinate Voting Shares:
Stock option expense (note 15)	—	—	15,079	—	—	—	15,079
Dividends	—	—	—	(7,665)	—	—	(7,665)
Balance, June 30, 2026	51,103,821	$1,531,644	$191,162	$(101,647)	$(77,516)	$1,040	$1,544,683

Three months ended June 30, 2026
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, March 31, 2026	51,103,821	$1,531,644	$182,396	$(122,491)	$(77,363)	$1,068	$1,515,254
Net earnings	—	—	—	49,216	—	—	49,216
Pension liability adjustment, net of tax	—	—	—	—	1	—	1
Unrealized loss on investments	—	—	—	—	(148)	—	(148)
Foreign currency translation loss	—	—	—	—	(829)	—	(829)
Unrealized gain on financial derivatives, net of tax	—	—	—	—	4,451	—	4,451
Other comprehensive earnings attributable to NCI	—	—	—	—	(3,628)	(45)	(3,673)
NCI share of earnings	—	—	—	(16,094)	—	17	(16,077)
NCI redemption increment (note 13)	—	—	—	(4,613)	—	—	(4,613)
Subsidiaries’ equity transactions	—	—	1,138	—	—	—	1,138
Subordinate Voting Shares:
Stock option expense (note 15)	—	—	7,628	—	—	—	7,628
Dividends	—	—	—	(7,665)	—	—	(7,665)
Balance, June 30, 2026	51,103,821	$1,531,644	$191,162	$(101,647)	$(77,516)	$1,040	$1,544,683

Colliers International Group Inc.

Consolidated Statements of Shareholders' Equity

(Unaudited)

(in thousands of US dollars, except share information)

Six months ended June 30, 2025
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, December 31, 2024	50,610,676	$1,472,218	$140,451	$(186,273)	$(101,533)	$719	$1,325,582
Net earnings	—	—	—	72,889	—	—	72,889
Pension liability adjustment, net of tax	—	—	—	—	71	—	71
Unrealized gain on investments	—	—	—	—	99	—	99
Foreign currency translation gain	—	—	—	—	10,211	—	10,211
Unrealized loss on financial derivatives, net of tax	—	—	—	—	(9,824)	—	(9,824)
Other comprehensive earnings attributable to NCI	—	—	—	—	26,960	132	27,092
NCI share of earnings	—	—	—	(21,967)	—	71	(21,896)
NCI redemption increment	—	—	—	(51,172)	—	—	(51,172)
Subsidiaries’ equity transactions	—	—	8,488	—	—	—	8,488
Subordinate Voting Shares:
Stock option expense (note 15)	—	—	15,962	—	—	—	15,962
Stock options exercised	193,725	21,485	(5,359)	—	—	—	16,126
Dividends	—	—	—	(7,621)	—	—	(7,621)
Balance, June 30, 2025	50,804,401	$1,493,703	$159,542	$(194,144)	$(74,016)	$922	$1,386,007

Three months ended June 30, 2025
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, March 31, 2025	50,623,526	$1,473,708	$148,195	$(190,532)	$(90,549)	$726	$1,341,548
Net earnings	—	—	—	63,971	—	—	63,971
Unrealized gain on investments	—	—	—	—	172	—	172
Foreign currency translation gain	—	—	—	—	5,323	—	5,323
Unrealized loss on financial derivatives, net of tax	—	—	—	—	(7,167)	—	(7,167)
Other comprehensive earnings attributable to NCI	—	—	—	—	18,205	90	18,295
NCI share of earnings	—	—	—	(16,238)	—	106	(16,132)
NCI redemption increment	—	—	—	(43,724)	—	—	(43,724)
Subsidiaries’ equity transactions	—	—	8,488	—	—	—	8,488
Subordinate Voting Shares:
Stock option expense (note 15)	—	—	7,877	—	—	—	7,877
Stock options exercised	180,875	19,995	(5,018)	—	—	—	14,977
Dividends	—	—	—	(7,621)	—	—	(7,621)
Balance, June 30, 2025	50,804,401	$1,493,703	$159,542	$(194,144)	$(74,016)	$922	$1,386,007

The accompanying notes are an integral part of these consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of US dollars)

	Three months		Six months
	ended June 30		ended June 30
	2026	2025	2026	2025

Cash provided by (used in)
Operating activities
Net earnings	$49,216	$63,971	$59,995	$72,889
Items not affecting cash:
Depreciation and amortization	71,724	61,686	139,724	125,088
Gains attributable to mortgage servicing rights	(13,873)	(10,455)	(25,189)	(14,494)
Gains attributable to the fair value of mortgage
Gains attributable to the fair value of mortgage premiums and origination fees	(8,405)	(6,676)	(19,195)	(11,245)
Deferred tax	(4,813)	(5,366)	(10,385)	(14,550)
Equity earnings from non-consolidated investments	(4,164)	(3,318)	(11,435)	(7,052)
Stock option expense (note 15)	9,338	9,153	10,513	15,805
Amortization of advisor loans	14,304	10,895	27,812	21,677
Contingent consideration (note 7)	4,607	2,252	9,202	3,940
Other	12,748	(1,238)	34,214	2,723
Increase in accounts receivable, prepaid expenses and other assets	(137,427)	(139,954)	(213,936)	(109,680)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	85,813	11,456	81,162	(26,936)
Increase (decrease) in accrued compensation	34,012	51,518	(186,841)	(100,959)
Contingent acquisition consideration paid	(6,257)	(5,680)	(9,227)	(7,948)
Proceeds received on sale of mortgage loans	613,362	726,729	1,312,283	909,815
Principal funded on originated mortgage loans	(589,452)	(734,626)	(1,342,395)	(922,811)
Increase (decrease) in mortgage warehouse credit facilities	(13,450)	15,877	47,868	24,461
Sales to (purchases of) AR Facility, net (note 11)	22,378	(1,661)	48,065	(636)
Net cash provided by (used in) operating activities	139,661	44,563	(47,765)	(39,913)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(725,065)	(50,218)	(770,107)	(59,703)
Purchases of fixed assets	(31,306)	(16,428)	(49,602)	(31,082)
Advisor loans issued	(13,577)	(12,529)	(39,067)	(40,513)
Purchases of warehouse fund assets	(19,000)	(110,921)	(31,475)	(121,734)
Proceeds from disposal of warehouse fund assets	—	62,914	—	62,914
Equity co-investment contributions (note 12)	(1,819)	(1,572)	(6,633)	(3,254)
Collections of AR facility deferred purchase price (note 11)	66,927	35,556	118,242	83,977
Other investing activities, net	1,433	(8,368)	3,345	(1,997)
Net cash used in investing activities	(722,407)	(101,566)	(775,297)	(111,392)

Financing activities
Increase in long-term debt	896,304	422,168	1,845,125	820,893
Repayment of long-term debt	(220,487)	(303,290)	(904,593)	(560,107)
Purchases of non-controlling interests' subsidiary shares	(9,500)	(15,205)	(33,837)	(20,664)
Sale of non-controlling interests' subsidiary shares	19,783	3,289	23,734	3,445
Contingent acquisition consideration paid	(3,214)	(21,155)	(3,214)	(23,417)
Proceeds received on exercise of stock options	—	14,977	—	16,126
Dividends paid to common shareholders	—	—	(7,665)	(7,592)
Distributions paid to non-controlling interests	(30,282)	(37,015)	(41,404)	(45,473)
Other financing activities, net	(943)	(85)	(4,745)	(149)
Net cash provided by financing activities	651,661	63,684	873,401	183,062
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,432	(13,545)	11,720	(15,341)

Colliers International Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of US dollars)

	Three months		Six months
	ended June 30		ended June 30
	2026	2025	2026	2025
Net change in cash, cash equivalents and restricted cash	70,347	(6,864)	62,059	16,416

Cash, cash equivalents and restricted cash, beginning of period	248,595	241,261	256,883	217,981
Cash, cash equivalents and restricted cash, end of period	$318,942	$234,397	$318,942	$234,397

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Notes to Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) is a global diversified professional services and investment management company providing services to corporate and institutional clients in 41 countries around the world (72 countries including affiliates and franchisees). Operationally, Colliers is organized into three distinct segments: Commercial Real Estate (previously named Real Estate Services), Engineering and Investment Management (“IM”).

2.	Summary of presentation

These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements. These Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at June 30, 2026 and the results of operations and its cash flows for the three and six months ended June 30, 2026 and 2025. All such adjustments are of a normal recurring nature. The results of operations for the six-month period ended June 30, 2026, are not necessarily indicative of the results to be expected for the year ending December 31, 2026.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted in Note 3 and the following:

Change to reportable segments

The Company has realigned its Commercial Real Estate and Engineering segments to reflect the new management reporting lines into the Chief Operating Decision Maker (“CODM”) effective in the first quarter of 2026. Accordingly, those project management operations which primarily serve leasing and occupier clients are now reported to the CODM within the Commercial Real Estate segment for all periods presented. Commencing in the first quarter of 2026, the CODM reviews financial information and evaluates the overall business on this revised basis. The project management operations previously included in the Engineering segment represent approximately 12% and 13%, respectively, of the Commercial Real Estate segment’s revenue for the three and six months ended June 30, 2025.

Prior year segment comparatives have been recast to reflect this change to reportable segments. The Investment Management reportable segment remains unchanged.

Goodwill

In conjunction with the changes in financial information reviewed by the CODM, the Company reassessed its reporting units and reassigned goodwill to reflect the updated segment structure using a relative fair value approach. The change in reporting units is not considered a triggering event for goodwill impairment testing as the excess fair value over carrying value of the affected reporting units substantially exceeds the goodwill reallocation.

3.	Impact of recently issued accounting standards

Recently adopted accounting guidance

Financial Instruments-Credit Losses for Accounts Receivable and Contract Assets

In July 2025, FASB issued ASU 2025-05, Financial Instruments: Credit Losses (Topic 326) which provides a practical expedient that permits entities to assume that current economic conditions will persist over the remaining life of current accounts receivable and contract assets when developing forecasts used to estimate expected credit losses. The amendments are effective for fiscal years and interim periods beginning after December 15, 2025. The Company adopted the ASU prospectively in the current interim financial statements. The adoption did not have a material impact on the Company's consolidated financial statements and related disclosures.

Improvements to the Accounting for Internal-Use Software

In September 2025, FASB issued ASU No. 2025-06 Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this update accommodates changes to software development approaches by removing reference to development stages and requiring the capitalization of software costs when both i) management has authorized and committed funding a software project, and ii) when it is probable that the project will be completed and used to perform the function intended. The improvements will provide for greater consistency in capitalization of development costs as they relate to internal-use software. The amendments are effective for annual periods beginning after December 15, 2027 however the Company has early adopted the ASU on a prospective basis effective as of January 1, 2026. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting guidance, not yet adopted

Reporting Comprehensive Income – Expense Disaggregation Disclosures

In November 2024, FASB issued ASU No. 2024-03 Expense Disaggregation Disclosures which requires disaggregated disclosure of income statement expenses. The ASU does not require changes to the expense captions an entity presents on the face of the income statement, rather, it requires disaggregation of certain expense captions within the footnotes to the financial statements. This ASU is effective for annual periods beginning after December 15, 2026 and for interim periods beginning after December 15, 2027 with early adoption permitted. The Company is currently assessing the impacts of this ASU on its disclosures.

4.	Acquisitions

During the six months ended June 30, 2026, the Company acquired controlling interests in eight businesses, one in Commercial Real Estate and seven in Engineering.

Commercial Real Estate

The Company acquired a controlling interest in Progedil S.r.l., a full-service project marketing business in Italy.

Engineering

The Company closed six tuck-in acquisitions of engineering and design firms, three in Canada (BESTECH Canada Limited, Tetranex Solutions Inc. and Applied Aquatic Research Ltd.), two in the United States (Ramos Consulting Services, Inc. and Frankfurt-Short-Bruza Associates, P.C.) and one in Australia (LocationiQ). In May 2026, the Company acquired Ayesa Engineering S.A.U. a 3,300 employee multidisciplinary engineering, design and project management consultancy firm headquartered in Seville, Spain operating in 21 countries within the Europe, Middle East and Africa, Asia Pacific and Latin America.

As of June 30, 2026, the Company has not completed its analysis to assign fair values to all identifiable tangible and intangible assets acquired in 2026, therefore, the purchase price allocations for the acquired businesses are provisional and subject to change within the respective measurement period which will not extend beyond one year from the acquisition date.

	Ayesa Engineering[1]	Other	Aggregate Acquisitions

Assets
Current assets, excluding cash	$137,858	$23,377	$161,235
Non-current assets	37,214	7,666	44,880
Liabilities
Current liabilities	119,186	7,767	126,953
Non-current liabilities	19,822	7,435	27,257
	$36,064	$15,841	$51,905

Cash consideration, net of cash acquired of $42,969	$690,023	$80,084	$770,107
Subsidiary equity consideration	—	12,889	12,889
Acquisition date fair value of deferred consideration	—	18,129	18,129
Total purchase consideration	$690,023	$111,102	$801,125
(1) Cash consideration for Ayesa Engineering was €593,326, net of cash acquired of €24,893.

Acquired intangible assets (note 8)
Finite life	$284,208	$54,504	$338,712
Deferred tax on intangible assets	$71,052	$11,151	$82,203
Goodwill	$440,803	$54,888	$495,691
Redeemable non-controlling interest (note 13)	$—	$2,980	$2,980

During six months ended June 30, 2026, the Company made no significant adjustments to the provisional fair values allocated to acquired assets and liabilities for acquisitions completed in 2025.

The purchase price allocation of acquisitions result in the recognition of goodwill. The primary factors contributing to goodwill recognized during the six months ended June 30, 2026, include assembled workforces, synergies with our existing operations, and future growth prospects. Synergies from these acquisitions are expected to diversify the Company’s client base, expand service capabilities, and generate significant cross-selling opportunities. Additionally, these transactions provide an enhanced geographic footprint, specialized credentials, and long-term organic growth potential by establishing a global platform in the engineering services sector that complements existing growth trends in our commercial real estate services businesses. For acquisitions completed during the six months ended June 30, 2026, goodwill in the amount of $8,987 is deductible for income tax purposes.

2025 acquisitions

During the six months ended June 30, 2025, the Company acquired controlling interest five businesses, one in Real Estate Services (Triovest Inc.) and four in Engineering (Ethos Urban Pty Ltd., Terra Consulting, Higher Ground Consulting and Herold Engineering). The acquisition date fair value of consideration transferred consisted of $59,703 in cash (net of cash acquired of $5,726) as of June 30, 2025.

Deferred acquisition consideration

Deferred acquisition consideration refers to a portion of the purchase price where payment is a fixed amount determined at the acquisition date but where payment is deferred until a future date ranging from one to ten years following the dates of the acquisition. The present value of the deferred consideration recorded on the balance sheet as at June 30, 2026, was $39,139 (December 31, 2025 - $23,356).

Contingent acquisition consideration

The Company typically structures its business acquisitions to include deferred consideration which is typically subject to contingencies. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2026, was $12,399 (December 31, 2025 - $8,533). See note 17 for discussion on the fair value of contingent consideration. Contingent consideration where the seller is required to remain employed to be entitled to payment is considered to have a compensatory element and is revalued at each reporting period and recognized in the income statement on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at June 30, 2026, was $46,100 (December 31, 2025 - $33,259). The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation is determined based on the likelihood of achieving specified earnings levels over the contingency period. This range is estimated to be between $102,825 to a maximum contractual amount of $379,909. These contingencies will expire during the period extending to August 2030.

5.	Business disposals

During the six months ended June 30, 2026, the Company sold two Commercial Real Estate operations, (i) a portion of its operations in Belgium and (ii) its operations in Peru. Concurrent with the disposal of Peru, the purchaser entered into an agreement to use the Colliers brand in Peru going forward. The net proceeds on disposal were $381 and the Company recognized a loss of $1,331.

6.	Warehouse fund assets

During the six months ended June 30, 2026, the Company did not divest any Investment Management warehouse fund assets which were held on December 31, 2025. There was no significant impact on net earnings related to warehouse fund assets in the three and six months ended June 30, 2026, or 2025.

The following table summarizes the warehouse fund assets:

	June 30	December 31,
	2026	2025
Warehouse fund assets
Warehouse fund assets	$62,817	$56,050
Warehouse fund assets - non-current	97,908	73,785
Total warehouse fund assets	$160,725	$129,835
Liabilities related to warehouse fund assets
Liabilities related to warehouse fund assets	$62,290	$33,679
Liabilities related to warehouse fund assets - non-current	52,515	48,782
Total liabilities related to warehouse fund assets	$114,805	$82,461
Net warehouse fund assets	$45,920	$47,374

7.	Acquisition-related items

	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
Transaction costs	$22,780	$13,806	$33,538	$21,500
Contingent consideration fair value adjustments (note 17)	238	(478)	1,376	119
Contingent consideration compensation expense (note 4)	4,369	2,731	7,826	3,821
	$27,387	$16,059	$42,740	$25,440

8.	Intangible assets

The following table summarizes the gross carrying value, accumulated amortization and net carrying value of the Company’s indefinite life and finite life intangible assets:

	Gross
	carrying	Accumulated
June 30, 2026	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$—	$29,200
Trademarks and trade names	23,487	—	23,487
	$52,687	$—	$52,687
Finite life intangible assets:
Customer lists and relationships	$1,177,784	$356,512	$821,272
Investment management contracts	605,563	242,521	363,042
Mortgage servicing rights ("MSRs")	260,553	135,024	125,529
Trademarks and trade names	39,975	15,189	24,786
Management contracts and other	8,897	5,802	3,095
Backlog	99,552	16,708	82,844
	$2,192,324	$771,756	$1,420,568
	$2,245,011	$771,756	$1,473,255

	Gross
	carrying	Accumulated
December 31, 2025	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$—	$29,200
Trademarks and trade names	23,592	—	23,592
	$52,792	$—	$52,792
Finite life intangible assets:
Customer lists and relationships	$946,522	316,354	630,168
Investment management contracts	608,399	217,196	391,203
Mortgage servicing rights ("MSRs")	238,931	122,116	116,815
Trademarks and trade names	35,089	12,831	22,258
Management contracts and other	9,076	4,974	4,102
Backlog	15,660	7,117	8,543
	$1,853,677	$680,588	$1,173,089
	$1,906,469	$680,588	$1,225,881

The MSR assets are evaluated quarterly for impairment by stratifying the servicing portfolio according to predominant risk characteristics, primarily investor type and interest rate. An impairment is recorded if the carrying value of an individual stratum exceeds its estimated fair value. There was no impairment recorded in the three and six months ended June 30, 2026, or 2025.

The following table summarizes activity related to the Company’s mortgage servicing rights for the three and six months ended June 30, 2026:

2026
Balance, January 1	$116,815
Additions, following the sale of loan	21,622
Amortization	(10,966)
Prepayments and write-offs	(1,942)
Balance, June 30	$125,529

The following is the estimated future expense for amortization of the finite life intangible assets for each of the next five years and thereafter:

For the year ended December 31,	MSRs	Other Intangibles	Total
2026 (remaining six months)	$11,771	$87,448	$99,219
2027	21,433	168,926	190,359
2028	19,014	161,161	180,175
2029	16,612	156,394	173,006
2030	14,215	148,191	162,406
Thereafter	42,484	572,920	615,404
	$125,529	$1,295,040	$1,420,569

9.	Long-term debt

On February 20, 2026 the Company amended and extended the multi-currency, sustainability-linked senior unsecured revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility remains at $2,250,000 and the final maturity date was extended to February 20, 2031. The amendment provides for a temporary step-up to the financial leverage ratio from 3.5x to 4.0x for up to four consecutive quarters following the completion of an acquisition where the purchase price exceeds $200,000. After the four quarters, the maximum allowable leverage ratio returns to 3.5x. The Revolving Credit Facility bears interest at an applicable margin of 1.125% to 2.5% over floating reference rates, depending on financial leverage ratios. The applicable margin may be adjusted, annually, plus or minus 0.05% subject to achieving certain sustainability metrics. For the six months ended June 30, 2026, the weighted average interest rate on borrowings under the Revolving Credit Facility was 5.1% (2025 – 6.1%). The Revolving Credit Facility had $659,377 of available undrawn credit as at June 30, 2026 ($1,159,419 as at December 31, 2025). As at June 30, 2026, letters of credit in the amount of $29,155 were outstanding against the Revolving Credit Facility ($18,324 as at December 31, 2025). The Revolving Credit Facility requires a commitment fee of 0.11% to 0.35% of the unused portion, depending on financial leverage ratios.

The Company has outstanding senior unsecured notes (“Senior Notes”) with a carrying value of $915,826. A summary of the unsecured senior notes is provided in the table below:

		Maturity		Interest
	Term	Date	Carrying Value	Fixed Rate
Senior Notes due 2028 - €210,000	10-year	May 30, 2028	$239,281	2.23%
Senior Notes due 2031 - €125,000	10-year	October 7, 2031	142,318	1.52%
Senior Notes due 2031 - $150,000	10-year	October 7, 2031	149,408	3.02%
Senior Notes due 2033 - C$550,000	7-year	April 7, 2033	384,819	4.73%
			$915,826

On March 25, 2026, the Company completed a private placement of C$550,000 of Senior Notes. The Senior Notes due 2028, 2031 and 2033 are each held by a group of institutional investors.

The Revolving Credit Facility, Senior Notes due 2028, Senior Notes due 2031 and Senior Notes due 2033 rank equally in terms of seniority and have similar financial covenants, including leverage and interest coverage. The Company was in compliance with all covenants as of June 30, 2026. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.	Mortgage warehouse credit facilities

The following table summarizes the Company’s mortgage warehouse credit facilities:

		June 30, 2026		December 31, 2025
	Current	Maximum	Carrying	Maximum	Carrying
	Maturity	Capacity	Value	Capacity	Value
Facility A - SOFR plus 1.40%	October 15, 2026	$275,000	$181,126	$275,000	$88,708
Facility B - SOFR plus 1.45% [1]	On demand	225,000	—	225,000	—
Facility C - SOFR plus 1.45%	September 17, 2026	500,000	—	500,000	44,551
		$1,000,000	$181,126	$1,000,000	$133,259

(1) SOFR in Facility B has a floor of 0.25%

Colliers Mortgage LLC (“Colliers Debt & Structured Finance”) has warehouse credit facilities which are used exclusively for the purpose of funding warehouse mortgages receivable. The mortgage warehouse credit facilities are recourse only to Colliers Debt & Structured Finance, are revolving and are secured by warehouse mortgages financed on the facilities.

11.	AR Facility

Under the accounts receivable facility (the “AR Facility”), certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities in turn sell the Receivables to third-party financial institutions (the “Purchasers”). All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”) and accordingly sold receivables are derecognized from the consolidated balance sheets.

On March 18, 2026, the Company renewed its AR Facility with two third-party financial institutions, with a term extending to March 18, 2028 and a capacity of $250,000. As of June 30, 2026, the Company’s draw under the AR Facility was $248,357.

The Company continues to service the Receivables sold. As of June 30, 2026, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected. As at June 30, 2026, the DPP was $96,922 (December 31, 2025 - $121,980) and was included in Prepaid expenses and other current assets on the consolidated balance sheets. For the six months ended June 30, 2026, Receivables sold under the AR Facility were $1,066,412 and cash collections from customers on Receivables sold were $1,056,459, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of June 30, 2026, the outstanding principal on trade accounts receivable, net of expected credit losses, sold under the AR Facility was $236,279; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $144,052. See note 17 for fair value information on the DPP.

For the six months ended June 30, 2026, the Company recognized a gain related to Receivables sold of $54 (2025 - loss of $20) that was recorded in other income in the consolidated statements of earnings. The fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the six months ended June 30, 2026, were $94,002.

12.	Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of advisory fee arrangements and equity co-investments (typically 1%-2%). Equity co-investments are included in Other non-current assets on the consolidated balance sheets.

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	June 30,	December 31,
	2026	2025
Non-consolidated investments	$67,610	$60,601
Co-investment commitments	22,368	23,546
Maximum exposure to loss	$89,978	$84,147

13.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2026
Balance, January 1	$1,285,046
RNCI share of earnings	20,372
RNCI redemption increment	35,131
Distributions paid to RNCI	(44,049)
Purchase of interests from RNCI	(35,925)
Sale of interests to RNCI	35,086
RNCI recognized on business acquisitions	15,869
Balance, June 30	$1,311,530

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of June 30, 2026, was $1,093,719 (December 31, 2025 - $1,068,617). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2026, approximately 11,500,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

14.	Net earnings (loss) per common share

Stock options were dilutive for all periods presented, except for the six months ended June 30, 2025, for which they were anti-dilutive.

The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
	June 30		June 30
(in thousands)	2026	2025	2026	2025
Net earnings (loss) attributable to Company	$28,509	$4,009	$4,479	(250)

Weighted average common shares - Basic	51,104	50,667	51,104	50,641
Exercise of stock options	54	224	128	—
Weighted average common shares - Diluted	51,158	50,891	51,232	50,641

15.	Stock-based compensation

Corporate stock option plan

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at June 30, 2026, there were 1,813,825 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

Stock option activity for the six months ended June 30, 2026 was as follows:

			Weighted average
		Weighted	remaining	Aggregate
	Number of	average	contractual life	intrinsic
	options	exercise price	(years)	value
Shares issuable under options - December 31, 2025	3,420,780	$125.11
Granted	35,000	101.92
Shares issuable under options - June 30, 2026	3,455,780	$124.87	2.5	$453
Options Vested - June 30, 2026	1,688,190	$119.55	1.6	$316

The amount of compensation expense recorded in the statement of earnings for the three and six months ended June 30, 2026 was $7,628 and $15,079 (2025 - $7,877 and 15,962). As of June 30, 2026, there was $40,235 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the six months ended June 30, 2026, the grant-date fair value of options vested was $597 (2025 - $440).

Performance Stock Units (“PSUs”)

On October 1, 2024, Colliers extended the existing management service agreement with its Chairman and Chief Executive Officer, Jay S. Hennick, to January 1, 2029. In connection with this extension, a performance-based long term incentive plan was created. Under this arrangement, Mr. Hennick was granted a total of 428,174 cash-settled PSUs that are subject to the satisfaction of certain performance-based vesting conditions during the period ending January 1, 2029. To the extent incentives are earned, the Company will be obligated to make a one-time cash payment equal to the number of vested PSUs multiplied by the twenty-day volume-weighted average trading price of the Subordinate Voting Shares at such time. The performance units cannot be share settled and do not give Mr. Hennick any rights as a shareholder.

The amount of stock-based compensation expense related to the PSUs recorded in the statement of earnings for the three and six months ended June 30, 2026 was a recovery of $2,511 and $13,043 (2025 – expense of $1,276 and recovery of $157).

As at June 30, 2026, the estimated fair value of the PSUs is $15,332 and there is approximately $2,124 of total estimated unrecognized compensation expense related to the arrangement which are expected to be expensed over the next two-and-half years. As at June 30, 2026, the performance vesting criteria related to 107,043 PSUs has been satisfied. The PSU plan is a liability classified stock-based compensation plan and as at June 30, 2026, $13,208 is reported in Other liabilities on the Company’s consolidated balance sheets.

Subsidiary stock-based compensation plans

The Company has established stock-based compensation plans with certain employees granting them awards in the Company’s Investment Management segment. Awards granted under these plans require continued service over three to five-year vesting periods. Settlement of these awards will occur in the subsidiary’s stock. Since the subsidiary’s stock is redeemable by the holder, they are treated in a manner consistent with liability-classified options, with initial measurement at the fair value on the grant date and subsequent remeasurement at the end of each reporting period. As the awards are subject to vesting conditions, the graded attribution method is applied and compensation expense is recognized over the vesting period.

Consistent with RNCI arrangements (see note 13), the fair values of the awards are based upon a fixed multiple of average annual net earnings before income taxes, interest, depreciation and amortization of the subsidiary with adjustments for debt. The calculated value also reflects a 24% discount to incorporate forfeiture risk and limitations on the timing and extent of redemption of the subsidiary’s stock.

In relation to subsidiary stock-based compensation plans, the Company incurred stock-based compensation expense of $4,221 and $8,477 during the three and six months ended June 30, 2026 (2025 – nil). As at June 30, 2026, there was $37,418 of unrecognized compensation cost related to non-vested plans which is expected to be recognized over the next five years. As at June 30, 2026, the fair value of options vested under subsidiary stock-based compensation plans was $4,628.

16.	Income tax

Income tax expense for the six months ended June 30, 2026, reflected an effective tax rate of 36.9% (2025 - 29.1%) relative to the Canadian federal statutory corporate income tax rate of 15% (2025 - 15%). The tax rates of both the current and prior periods were impacted by Canadian provincial income taxes, foreign tax effects, and permanent non-deductible expenses. The increase in the effective tax rate relative to the prior period was primarily attributable to non-deductible acquisition-related costs as well as a valuation allowance recognized on losses incurred by certain European entities.

The 15% Canadian federal statutory corporate income tax rate is derived from the 38% Part I federal tax rate, net of the 10% federal tax abatement and the 13% general rate reduction.

In May 2026, the Company received a notice of reassessment from the tax authorities challenging the tax treatment of an acquisition of certain entities in Canada. The Company, in consultation with its tax advisors, believes its original tax position is more-likely-than-not to be sustained and is contesting the reassessment. Accordingly, no liability in respect of this matter has been recognized in the consolidated financial statements as of June 30, 2026. The seller of the entities has agreed to indemnify the Company for all amounts that may ultimately arise from this matter.

17.	Financial instruments

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2026:

	Level 1	Level 2	Level 3
Assets
Equity securities	$15,435	$2	$—
Debt securities	21,360	25,305	—
Mortgage derivative assets	—	—	8,782
Mortgage warehouse receivables	—	189,341	—
Interest rate swap assets	—	7,925	—
Deferred Purchase Price on AR Facility	—	—	96,922
Total assets	$36,795	$222,573	$105,704

Liabilities
Interest rate swap liabilities	$—	$62	$—
Deferred acquisition consideration	—	39,139	—
Contingent acquisition consideration	—	—	12,399
Total liabilities	$—	$39,201	$12,399

Equity securities, debt securities, mortgage derivative assets, interest rate swap assets and the deferred purchase price on the AR Facility are included in prepaid expenses and other current assets or other assets if greater than one year. Interest rate swap assets are included in other liabilities on the consolidated balance sheets. Other than the assets and liabilities acquired in relation to business combinations (see note 4), there were no significant non-recurring fair value measurements recorded during the period ended June 30, 2026.

Debt and equity securities

The Company records debt and equity securities at fair value on the consolidated balance sheets. These financial instruments are valued based on observable market data that may include quoted market prices, dealer quotes, market spreads, cash flows, the US Treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instruments’ terms and conditions and are classified as Level 2 of the fair value hierarchy.

Investments in debt and equity securities where quoted prices are readily available are classified as Level 1 in the fair value hierarchy. The Company increases or decreases its investment each reporting period by the change in the fair value of the investment reported in net earnings on the consolidated statements of earnings.

Mortgage-related derivatives

Interest rate lock commitments and forward sale commitments are derivative instruments which use a discounted cash flow model and consider observable market data in determining their fair values, particularly changes in interest rates. In the case of interest rate lock commitments, the fair value measurement also considers the expected net cash flows associated with the servicing of the loans. The Company also considers the impact of unobservable inputs related to counterparty non-performance risk when measuring the fair value of these derivatives. Therefore, these mortgage-related derivatives are categorized as Level 3. The mortgage-related derivative assets and liabilities are included in Prepaid expenses and other current assets and Accounts payable and accrued expenses, respectively, on the consolidated balance sheets.

Given the credit quality of the Company’s counterparties, the short duration of interest rate lock commitments and forward sale commitments and the Company’s historical experience, management does not believe the risk of non-performance is significant. An increase in counterparty non-performance risk assumptions would result in a lower fair value measurement.

Changes in the fair value of the net mortgage derivative assets and liabilities comprise the following:

2026
Balance, January 1	$5,475
Settlements	(36,470)
Realized gains recorded in earnings	30,995
Unrealized gains recorded in earnings	8,782
Balance, June 30	$8,782

Mortgage warehouse receivables

As at June 30, 2026, all warehouse facility liabilities are supported by mortgage warehouse receivables which are under commitment to be purchased by a qualifying investor. These assets are classified as Level 2 in the fair value hierarchy as most of the inputs are readily observable.

AR Facility deferred purchase price (“DPP”)

The Company recorded a DPP under its AR Facility. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 5.0% to 7.0% depending upon the aging of the Receivables. See note 11 for information on the AR Facility.

Changes in the fair value of the DPP comprises the following:

2026
Balance, January 1	$121,980
Additions to DPP	94,002
Collections on DPP	(118,242)
Fair value adjustment	54
Foreign exchange and other	(872)
Balance, June 30	$96,922

Financial derivatives

The Company has entered into interest rate swap agreements (“IRS”) to convert floating interest on US dollar denominated debt to fixed interest rates. The interest rate swaps are measured at fair value and are included in Other assets on the consolidated balance sheets. These assets are classified as Leve 2 in the fair value hierarchy as most of the inputs are readily observable. The table below summarizes the details of the interest rate swaps in place as at June 30, 2026.

	Effective	Maturity	Notional Amount	Interest rates
	Date	Date	of US dollar debt	Floating	Fixed
2022 IRS A	July 15, 2022	May 27, 2027	$150,000	SOFR	2.8020%
2022 IRS B	December 21, 2022	May 27, 2027	$250,000	SOFR	3.5920%
2023 IRS A	April 28, 2023	May 27, 2027	$100,000	SOFR	3.7250%
2023 IRS B	December 5, 2023	May 27, 2027	$100,000	SOFR	4.0000%
2025 IRS A	May 27, 2027	November 29, 2029	$200,000	SOFR	3.4340%
2025 IRS B	May 27, 2027	November 29, 2029	$200,000	SOFR	3.4460%
2025 IRS C	May 27, 2027	November 29, 2029	$200,000	SOFR	3.4800%

All interest rate swaps list in the table above (collectively the “Designated IRSs”) are being accounted for as cash flow hedges and are measured at fair value on the consolidated balance sheets. Gains or losses on the Designated IRSs, which are determined to be effective as hedges, are reported in accumulated other comprehensive income (“AOCI”). As at June 30, 2026, unrealized gain of $7,863 (December 31, 2025 - loss of $2,538) on the Designated IRSs were included in AOCI.

Net investment hedges

The Company has designated certain foreign currency denominated debt as hedges of its net investment in foreign subsidiaries in the current period. Foreign currency translation gains and losses on these instruments are recorded in AOCI as a component of changes in foreign currency translation. As at June 30, 2026, the carrying value of foreign currency denominated debt designated as net investment hedges was $410,000. During the three and six months ended June 30, 2026, the Company recognized a pre-tax foreign currency translation gain of $7,160 in AOCI.

Deferred acquisition consideration

The fair value of deferred acquisition consideration is determined based upon inputs that are readily observable, primarily interest rates, and are classified as Level 2 in the fair value hierarchy.

Contingent acquisition consideration

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 3.5% to 10.1%, with a weighted average of 9.6%). The wide range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the deferred payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. A 5% increase in the weighted average discount rate would reduce the fair value by $1,200. See note 4 for discussion on contingent acquisition consideration.

Changes in the fair value of the contingent acquisition consideration liability comprises the following:

2026
Balance, January 1	$8,533
Amounts recognized on business combinations	2,326
Fair value adjustments (note 7)	1,376
Foreign exchange and other	164
Balance, June 30	$12,399

Less: current portion	$2,283
Non-current portion	$10,116

The carrying amounts for cash, restricted cash, accounts receivable, accounts payable, advisor loans, other receivables and accrued liabilities approximate their estimated fair values due to the short-term nature of these instruments, unless otherwise indicated. The carrying value of the Company’s Revolving Credit Facility and other short-term borrowings approximate their estimated fair value due to their short-term nature and variable interest rate terms.

The carrying amount and the estimated fair value of Senior Notes is presented in the table below. Interest rate yield curves, interest rate indices and market prices (Level 2 inputs within the fair value hierarchy) are used in determining the fair value of the Senior Notes.

	June 30, 2026		December 31, 2025
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Senior Notes	$915,826	$878,668	$542,044	$500,019

18.	Commitments and Contingencies

Claims and Litigation

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts accrued, will not have a material impact on the Company’s financial condition or the results of operations.

Contingencies associated with US government sponsored enterprises

Colliers Debt & Structured Finance is a lender in the Fannie Mae DUS Program. Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in note 17, the Company accounts for these commitments as derivatives recorded at fair value.

Colliers Debt & Structured Finance is obligated to share in losses, if any, related to mortgages originated under the DUS Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of June 30, 2026, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $8,119,000. (December 31, 2025 - $7,196,000) As at June 30, 2026, the loss reserve was $12,312 (December 31, 2025 - $12,655) and was included within Other liabilities on the consolidated balance sheets.

Pursuant to its licenses with Fannie Mae, Ginnie Mae and the Department of Housing and Urban Development, Colliers Debt & Structured Finance is required to maintain certain standards for capital adequacy which include minimum net worth and liquidity requirements. If it is determined at any time that Colliers Debt & Structured Finance fails to maintain appropriate capital adequacy, the licensor reserves the right to terminate their servicing authority for all or some of the portfolio. As at June 30, 2026, Colliers Debt & Structured Finance was in compliance with all such requirements.

19.	Revenue

Disaggregated revenue

Colliers has disaggregated its revenue from contract with customers by type of service and reportable segment as presented in the following table. See Note 2 for additional information on a change to the Company’s reportable segments. The three and six months ended June 30, 2025 have been recast for comparability.

	Three months		Six months
	ended June 30		ended June 30
	2026	2025	2026	2025

Commercial Real Estate
Leasing	$335,180	$273,479	$586,160	$500,487
Capital Markets	261,862	213,572	481,177	362,724
Property management	144,236	134,906	285,857	264,155
Valuation and advisory	130,172	128,296	237,413	228,199
Project management	93,990	112,551	188,314	221,087
Other	31,903	30,373	59,593	57,501
Total	997,343	893,177	1,838,514	1,634,153

Engineering	427,805	328,189	764,652	602,059

Investment Management
Advisory and other	135,325	117,734	264,591	236,891
Performance fees	11,851	8,400	17,851	15,445
Total	147,176	126,134	282,442	252,336

Corporate	175	149	363	271

Total Revenue	$1,572,499	$1,347,649	$2,885,971	$2,488,819

Revenue associated with the Company’s debt finance and loan servicing operations are outside the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”). For the three and six months ended June 30, 2026, $22,721 and $45,063 of Capital Markets revenue (2025 - $18,651 and $27,466) and $11,857 and $24,229 of Other Revenue (2025 - $11,130 and $22,604) respectively, was excluded from the scope of ASC 606. Substantially all of these revenues were included within the Commercial Real Estate segment.

Contract balances

As at June 30, 2026, the Company had contract assets totaling $234,428 of which $205,686 was current ($178,276 as at December 31, 2025 - of which $161,016 was current). During 2026, approximately 69% of the current contract assets were moved to accounts receivable or sold under the AR Facility (Note 11).

As at June 30, 2026, the Company had contract liabilities (all current) totaling $92,745 ($80,350 as at December 31, 2025). $12,592 and $63,181 of the contract liability balance at the beginning of the year was recognized to revenue in the three and six months ended June 30, 2026, respectively (2025 - $6,306 and $48,607).

Certain constrained revenues may arise from services that began in a prior reporting period. Consequently, a portion of the revenue the Company recognizes in the current period may be partially related to the services performed in prior periods. Typically, less than 5% of Leasing and Capital Markets revenue recognized in a prior period had previously been constrained and substantially all investment management incentive fees recognized in the year were previously constrained.

20.	Segmented information

REPORTABLE SEGMENTS

Colliers has identified three reportable operating segments: Commercial Real Estate, Engineering and Investment Management. Corporate represents unallocated costs of global administrative functions and the corporate head office. The groupings are based on the manner in which the segments are managed. See Note 2 for additional information on a change to the Company’s reportable segments.

The Chief Operating Decision Maker (“CODM”) of the Company uses Adjusted EBITDA to compare each segments current performance against prior periods and previous forecasts which is used to guide strategy and make decisions about the allocation of resources. The Chief Executive Officer is determined to be the Company’s CODM.

Segment Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring, optimization and integration costs and (ix) stock-based compensation expense.

Indirect operating costs includes the selling, general and administration expenses of the Company excluding stock-based compensation and restructuring, optimization and integration costs. It also includes an adjustment to remove the impact of gains attributable to MSRs.

The CODM is not provided with total asset information by segment and does not consider total assets in determining the performance of the segments nor in determining resource allocation. Therefore, total assets by segment is not disclosed.

The three and six months ended June 30, 2025 have been recast for comparability.

	Commercial		Investment
	Real Estate	Engineering	Management	Total
Three months ended June 30, 2026
Revenues	$997,343	$427,805	$147,176	$1,572,324
Cost of revenue	661,767	211,289	63,742	936,798
Indirect operating costs	230,560	164,407	37,280	432,247
Equity earnings from non-consolidated investments	918	32	3,214	4,164
Segment Adjusted EBITDA	105,934	52,141	49,368	$207,443
Corporate
Revenue				175
Cost of revenue				596
Indirect operating costs				1,684
Unallocated Adjusted EBITDA				(2,105)
Deduct / (add):
Depreciation and amortization				71,724
Acquisition related costs				27,387
Loss on disposal of operations				800
Stock based compensation				9,338
Restructuring, optimization and integration				7,356
Equity earnings from non-consolidated investments				4,164
Gains attributable to MSRs				(13,873)
Consolidated operating earnings				$98,442
Interest expense, net				26,417
Equity earnings from non-consolidated investments				(4,164)
Other expense				135
Consolidated earnings before income tax				$76,054
Income tax expense				26,838
Consolidated net earnings				$49,216

Purchases of fixed assets	$18,974	$6,796	$2,289	$28,059

Consolidated revenue reconciliation:

Total segment revenue of $1,572,324 plus unallocated revenue of $175 equals consolidated revenue of $1,572,499.

Reconciliation of purchases of fixed assets:

Total purchases of fixed assets of $28,059 plus unallocated purchases of $3,247 equals $31,306.

	Commercial		Investment
	Real Estate	Engineering	Management	Total
Three months ended June 30, 2025
Revenues	$893,177	$328,189	$126,134	$1,347,500
Cost of revenue	594,325	155,168	48,476	797,969
Indirect operating costs	206,603	132,417	30,506	369,526
Equity earnings from non-consolidated investments	481	—	2,837	3,318
Segment Adjusted EBITDA	92,730	40,604	49,989	$183,323
Corporate
Revenue				149
Cost of revenue				93
Indirect operating costs				3,170
Unallocated Adjusted EBITDA				(3,114)
Deduct / (add):
Depreciation and amortization				61,686
Acquisition related costs				16,059
Stock based compensation				9,153
Restructuring, optimization and integration				1,265
Equity earnings from non-consolidated investments				3,318
Gains attributable to MSRs				(10,455)
Consolidated operating earnings				$99,183
Interest expense, net				15,515
Equity earnings from non-consolidated investments				(3,318)
Other income				(2,229)
Consolidated earnings before income tax				$89,215
Income tax expense				25,244
Consolidated net earnings				$63,971

Purchases of fixed assets	$8,800	$5,546	$768	$15,114

Consolidated revenue reconciliation:

Total segment revenue of $1,347,500 plus unallocated revenue of $149 equals consolidated revenue of $1,347,649.

Reconciliation of purchases of fixed assets:

Total purchases of fixed assets of $15,114 plus unallocated purchases of $1,314 equals $16,428.

	Commercial		Investment
	Real Estate	Engineering	Management	Total
Six months ended June 30, 2026
Revenues	$1,838,514	$764,652	$282,442	$2,885,608
Cost of revenue	1,233,112	375,342	118,397	1,726,851
Indirect operating costs	454,815	310,311	74,001	839,127
Equity earnings from non-consolidated investments	1,528	32	9,874	11,434
Segment Adjusted EBITDA	152,115	79,031	99,918	$331,064
Corporate
Revenue				363
Cost of revenue				77
Indirect operating costs				1,210
Unallocated Adjusted EBITDA				(924)
Deduct / (add):
Depreciation and amortization				139,724
Acquisition related costs				42,740
Loss on disposal of operations				1,331
Stock based compensation				10,513
Restructuring, optimization and integration				16,139
Equity earnings from non-consolidated investments				11,435
Gains attributable to MSRs				(25,189)
Consolidated operating earnings				$133,447
Interest expense, net				49,285
Equity earnings from non-consolidated investments				(11,435)
Other expense				503
Consolidated earnings before income tax				$95,094
Income tax expense				35,099
Consolidated net earnings				$59,995

Purchases of fixed assets	$28,272	$12,137	$3,442	$43,851

Consolidated revenue reconciliation:

Total segment revenue of $2,885,608 plus unallocated revenue of $363 equals consolidated revenue of $2,885,971.

Reconciliation of purchases of fixed assets:

Total purchases of fixed assets of $43,851 plus unallocated purchases of $5,751 equals $49,602.

	Commercial		Investment
	Real Estate	Engineering	Management	Total
Six months ended June 30, 2025
Revenues	$1,634,153	$602,059	$252,336	$2,488,548
Cost of revenue	1,105,195	282,495	98,707	1,486,397
Indirect operating costs	398,363	254,844	54,474	707,681
Equity earnings from non-consolidated investments	1,122	—	5,930	7,052
Segment Adjusted EBITDA	131,717	64,720	105,085	$301,522
Corporate
Revenue				271
Cost of revenue				155
Indirect operating costs				5,385
Unallocated Adjusted EBITDA				(5,269)
Deduct / (add):
Depreciation and amortization				125,088
Acquisition related costs				25,440
Stock based compensation				15,805
Restructuring, optimization and integration				6,575
Equity earnings from non-consolidated investments				7,052
Gains attributable to MSRs				(14,494)
Consolidated operating earnings				$130,787
Interest expense, net				38,063
Equity earnings from non-consolidated investments				(7,052)
Other income				(3,069)
Consolidated earnings before income tax				$102,845
Income tax expense				29,956
Consolidated net earnings				$72,889

Purchases of fixed assets	$18,253	$9,431	$1,324	$29,008

Consolidated revenue reconciliation:

Total segment revenue of $2,488,548 plus unallocated revenue of $271 equals consolidated revenue of $2,488,819.

Reconciliation of purchases of fixed assets:

Total purchases of fixed assets of $29,008 plus unallocated purchases of $2,074 equals $31,082.

GEOGRAPHIC INFORMATION

Revenues in each geographic region are reported by customer locations except for Investment Management where revenues are reported by the location of the fund management.

	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
United States
Revenues	$810,242	$713,627	$1,513,895	$1,331,925
Total long-lived assets			2,377,368	2,219,642

Canada
Revenues	$264,488	$219,386	$484,787	$388,765
Total long-lived assets			691,926	671,275

Euro currency countries
Revenues	$121,443	$101,461	$226,686	$197,993
Total long-lived assets			1,100,539	385,919

Australia
Revenues	$108,382	$80,556	$178,610	$143,867
Total long-lived assets			207,274	146,965

United Kingdom
Revenues	$99,913	$81,680	$184,898	$146,730
Total long-lived assets			720,238	496,610

Poland
Revenues	$31,626	$38,281	$59,709	$67,323
Total long-lived assets			10,694	11,248

China
Revenues	$17,554	$16,981	$32,516	$32,208
Total long-lived assets			8,910	10,146

India
Revenues	$14,710	$19,979	$29,818	$36,928
Total long-lived assets			41,490	47,594

Other
Revenues	$104,141	$75,698	$175,052	$143,080
Total long-lived assets			203,140	231,342

Consolidated
Revenues	$1,572,499	$1,347,649	$2,885,971	$2,488,819
Total long-lived assets			5,361,579	4,220,741

21.	Subsequent events

Acquisitions

On July 5, 2026, the Company completed the acquisition of Canada-based Pluritec Ltd. within its Engineering segment for initial cash consideration of $34,000.

COLLIERS INTERNATIONAL GROUP INC.

Management's Discussion & Analysis

Second Quarter | June 30, 2026

Accelerating success.

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the six months ended June 30, 2026

(in US dollars)

August 5, 2026

The following management’s discussion and analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the three and six months ended June 30, 2026, and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2025. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six months ended June 30, 2026, and up to and including August 5, 2026.

Additional information about the Company can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This MD&A includes references to “internal growth rate”, “adjusted EBITDA”, “local currency revenue and adjusted EBITDA growth rate”, “adjusted EPS”, “assets under management (“AUM”)” and fee paying AUM (“FPAUM”), which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the three months ended June 30, 2026 were $1.57 billion, an increase of 17% versus the prior year quarter (16% in local currency) with solid growth across all segments. The GAAP diluted net earnings per share was $0.56 compared to $0.08 in the prior year quarter. The increase in net earnings per share was primarily due to (i) lower non-controlling interest redemption increment and (ii) higher revenues, partially offset by higher acquisition-related items and interest expense in the period. Adjusted earnings per share (see “Reconciliation of non-GAAP financial measures” below) were $1.83 relative to $1.72 in the prior year. The increase was primarily attributable to higher revenues from a combination of internal growth and acquisitions. GAAP diluted net earnings per share and adjusted earnings per share for the three months ended June 30, 2026 would have been approximately $0.01 lower excluding foreign exchange impacts.

In May 2026, the Company acquired Frankfurt-Short-Bruza Associates P.C., a 140-person multidisciplinary engineering firm headquartered in Oklahoma City.

In May 2026, the Company completed its previously announced acquisition of Ayesa Engineering S.A.U. (Ayesa Engineering), a 3,200-person multidisciplinary engineering firm, headquartered in Seville, Spain. The purchase price was $690 million.

In July 2026, the Company acquired Pluritec Ltd., a 200-person multidisciplinary engineering consulting firm in Quebec.

Segment Reporting Change

The Company has realigned its Commercial Real Estate and Engineering segments to reflect the new management reporting lines effective in the first quarter of 2026. Accordingly, the legacy local project management operations, which primarily serve leasing and occupier clients, are now reported in the Commercial Real Estate segment for all periods presented. The Chief Operating Decision Maker (“CODM”) reviews financial information and evaluates the overall business on this revised basis.

The operating segment change impacts the presentation in note 19 and note 20 of our consolidated financial statements without any impact on the consolidated balance sheet, consolidated statement of earnings or the consolidated statement of cash flows. Prior year segment comparatives have been recast to improve comparability. The Investment Management segment remains unchanged.

Results of operations – three months ended June 30, 2026

For the three months ended June 30, 2026, revenues were $1.57 billion, up 17% relative to the prior year quarter (16% in local currency) led by internal growth of 8% primarily from a continued recovery in Commercial Real Estate transactional activity as well as business acquisitions, particularly in Engineering, which contributed the remainder of the growth.

The GAAP operating earnings for the second quarter were $98.4 million versus $99.2 million in the prior year quarter. The operating earnings margin was 6.3% as compared to 7.4% in the prior year quarter. The decline in margin was attributable to (i) higher acquisition-related expenses and (ii) higher intangible asset amortization expense related to recent acquisitions, partly offset by higher revenues from both internal growth and acquisitions. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) of $205.3 million was up 14% versus $180.2 million in the prior year quarter, on higher revenues and the favourable impact of acquisitions. The Adjusted EBITDA margin was 13.1% in the quarter, down slightly compared to 13.4% in the prior year quarter and was impacted by continued investments in Investment Management.

Depreciation expense was $21.0 million relative to $18.7 million in the prior year quarter with the increase attributable to technology investments and the impact of recent business acquisitions.

Amortization expense was $50.8 million, versus $43.0 million recorded in the prior year quarter, primarily driven by intangible assets added through recent acquisitions.

Net interest expense was $26.4 million, versus $15.5 million recorded in the prior year quarter. The increase in interest expense was attributable to (i) higher average debt outstanding during the quarter, and (ii) changes in the composition of debt, including the issuance of approximately $400 million of 4.73% senior notes in March 2026. The prior year quarter also included a reimbursement of interest expense related to the transfer of certain warehouse fund assets to their respective Investment Management funds. The average interest rate on debt during the period was 4.1%, relative to 4.2% in the prior year quarter.

Consolidated income tax expense for the quarter was $26.8 million, relative to $25.2 million in the prior year quarter. The current quarter’s effective tax rate was 35.3% versus 28.3% in the prior year quarter. The increase in the effective tax rate relative to the prior period was primarily attributable to non-deductible acquisition-related costs as well as a valuation allowance recognized on losses incurred by certain European entities.

Net earnings for the quarter were $49.2 million versus $64.0 million in the prior year quarter.

Commercial Real Estate revenues totalled $997.3 million, up 12% (up 11% in local currency) versus the prior year quarter. Capital Markets revenues were up 23% with strong growth across all geographies, led by the Americas and APAC. Leasing generated strong growth across all geographies, up 23% led by the US on continued strength in industrial and office asset classes. Outsourcing revenues (including property management, valuation, mortgage servicing, advisory and local project management) were down 1%, with growth tempered by a reduction in local project management activity in Europe and Asia. Adjusted EBITDA was $105.9 million, up 14% (13% in local currency) on operating leverage from higher transactional revenues.

Engineering revenues totalled $427.8 million, up 30% (30% in local currency) compared to the prior year quarter driven by the favourable impact of recent acquisitions and internal growth. Adjusted EBITDA was $52.1 million, up 28% (27% in local currency) over the prior year quarter, with net margin up slightly.

Investment Management revenues were $147.2 million, up 17% (17% in local currency) relative to the prior year quarter. Excluding pass-through performance fees, revenues were $135.3 million, up 15% (15% in local currency) driven by the favourable impact of a recent acquisition and internal growth. Adjusted EBITDA was $49.4 million, down 1% (down 1% in local currency) compared to the prior year quarter, reflecting continued investments in strengthening the global platform under the Harrison Street Asset Management brand, improving the ability to raise capital, serve investors and capitalize on opportunities across real assets, infrastructure and credit strategies. These investments are expected to continue in the second half of the year. AUM was $109.9 billion as of June 30, 2026, up 6% from June 30, 2025. FPAUM was $54.6 billion as of June 30, 2026, up 6% from June 30, 2025.

Unallocated global corporate costs as reported in Adjusted EBITDA were $2.1 million, relative to a cost of $3.1 million in the prior year quarter.

Results of operations – six months ended June 30, 2026

For the six months ended June 30, 2026, revenues were $2.89 billion, up 16% relative to the prior year period (14% in local currency) led by internal growth and acquisitions. Internal growth of 8% was primarily driven by continued strength in Commercial Real Estate transactional activity and Engineering, while acquisitions contributed 6% to local currency revenue growth.

The GAAP operating earnings for the six months ended June 30, 2026 were $133.4 million versus $130.8 million in the prior year. The operating earnings margin was 4.6% as compared to 5.3% in the prior year, primarily attributable to (i) higher acquisition-related expenses and (ii) higher intangible asset amortization expense related to recent acquisitions, partly offset by higher revenues from both internal growth and acquisitions. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) of $330.1 million was up 11% versus $296.3 million reported in the prior year, on higher revenues and the favourable impact of acquisitions. The Adjusted EBITDA margin was 11.4% relative to 11.9% in the prior year, down slightly due to continued investments in Investment Management.

Depreciation expense was $41.3 million relative to $37.4 million in the prior year with the increase attributable to technology investments and the impact of recent business acquisitions.

Amortization expense was $98.5 million, versus $87.8 million recorded in the prior year, primarily driven by intangible assets added through recent acquisitions.

Net interest expense was $49.3 million, versus $38.1 million recorded in the prior year. The average interest rate on debt during the period was 4.2%, relative to 4.4% in the prior year.

Consolidated income tax expense was $35.1 million, relative to $30.0 million in the prior year period. The current year’s effective tax rate was 36.9% versus 29.1% in the prior year. The increase in the effective tax rate relative to the prior period was primarily attributable to non-deductible acquisition-related costs as well as a valuation allowance recognized on losses incurred by certain European entities.

Net earnings were $60.0 million versus $72.9 million in the prior year period.

Commercial Real Estate revenues totalled $1.84 billion, up 13% (up 10% in local currency) versus the prior year. Capital Markets revenues were up 33% with solid growth across geographies. Leasing revenues were up 17% for the period as the market continues to recover. Outsourcing revenues were flat, with growth tempered by a reduction in local project management activity in Europe and Asia. Adjusted EBITDA was $152.1 million, up 15% (15% in local currency) compared to $131.7 million in the prior year, with margins benefitting from higher transactional revenues partially offset by continued strategic investments in recruiting across the segment.

Engineering revenues totalled $764.7 million, up 27% (25% in local currency) compared to the prior year driven by the favourable impact of recent acquisitions and solid internal growth. Adjusted EBITDA was $79.0 million, up 22% (20% in local currency) compared to $64.7 million in the prior year, with slightly lower margins as a result of lower utilization in certain end markets.

Investment Management revenues were $282.4 million, up 12% (11% in local currency) relative to the prior year. Revenues excluding pass-through performance fees were up 12% (up 11% in local currency). Adjusted EBITDA was $99.9 million, down 5% (5% in local currency) compared to the prior year due to planned investments to integrate and bring together the platform under the Harrison Street Asset Management brand, which are expected to continue in the second half of the year.

Unallocated global corporate costs as reported in Adjusted EBITDA were $0.9 million, relative to a cost of $5.3 million in the prior year period.

Summary of quarterly results

The following table sets forth our quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Summary of quarterly results - years ended December 31, 2026, 2025 and 2024
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2026
Revenues	$1,313,472	$1,572,499
Operating earnings	35,005	98,442
Net earnings	10,779	49,216
Basic net earnings (loss) per common share	(0.47)	0.56
Diluted net earnings (loss) per common share	(0.47)	0.56

Year ended December 31, 2025
Revenues	$1,141,170	$1,347,649	$1,463,098	$1,606,545
Operating earnings	31,604	99,183	104,684	135,487
Net earnings	8,918	63,971	65,134	86,530
Basic net earnings (loss) per common share	(0.08)	0.08	0.83	1.20
Diluted net earnings (loss) per common share	(0.08)	0.08	0.82	1.19

Year ended December 31, 2024
Revenues	$1,001,980	$1,139,368	$1,179,059	$1,501,617
Operating earnings	43,327	114,748	109,737	121,400
Net earnings	14,136	71,927	69,377	81,496
Basic net earnings per common share	0.26	0.73	0.74	1.49
Diluted net earnings per common share	0.26	0.73	0.73	1.47

Other data [1]
Adjusted EBITDA - 2026	$124,803	$205,338
Adjusted EBITDA - 2025	116,044	180,209	$191,115	$245,097
Adjusted EBITDA - 2024	108,695	155,626	154,636	225,290
Adjusted EPS - 2026	0.91	1.83
Adjusted EPS - 2025	0.87	1.72	1.64	2.34
Adjusted EPS - 2024	0.77	1.36	1.32	2.26
[1] See "Reconciliation of non-GAAP financial measures"

Seasonality and quarterly fluctuations

The Company historically generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Capital Markets operations comprised 16% of consolidated annual revenues for 2025. Variations can be caused by business acquisitions which alter the consolidated service mix.

2026 Outlook

The Company reaffirmed its outlook for 2026, which includes the impact of Ayesa. On a consolidated basis, the Company expects to generate mid-teens percentage growth in each of revenues, Adjusted EBITDA and Adjusted EPS for the full year. The outlook drivers by segment are also reaffirmed and are described in the accompanying earnings call presentation.

The financial outlook is based on the Company’s best available information as of the date of this MD&A, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook does not include any further acquisitions.

Liquidity and capital resources

Net cash used in operating activities for the six months ended June 30, 2026 was $47.8 million, versus usage of $39.9 million in the prior year, with the increase in usage primarily attributable to higher overall outflows of working capital in the current year. We believe that cash from operations and other existing resources, including our $2.25 billion multi-currency Revolving Credit Facility, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2026, capital expenditures were $49.6 million (six months ended June 30, 2025 - $31.1 million). Capital expenditures for the year ending December 31, 2026 are expected to be between $90-$100 million and expected to be funded by (i) cash on hand and (ii) landlord inducements, in the case of certain office leases.

Net indebtedness is considered a supplementary financial measure and as of June 30, 2026 was $2.24 billion ($1.43 billion as of December 31, 2025). Net indebtedness is calculated as the current and non-current portion of long-term debt (excluding warehouse credit facilities, in accordance with our debt agreements) less cash and cash equivalents. As of June 30, 2026, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA, as defined in our debt agreements, was 2.8x (2.0x as of December 31, 2025). We were in compliance with the covenants contained in our debt agreements as of June 30, 2026 and, based on our outlook for 2026, we expect to remain in compliance with these covenants.

On February 20, 2026, the Company amended its Revolving Credit Facility to a new five-year term, maturing on February 20, 2031. The amendment provides for a temporary step-up in the maximum permitted financial leverage ratio from 3.5x to 4.0x for four consecutive quarters following the completion of an acquisition with a purchase price in excess of $200 million (the “Step-up”). Following the completion of the Ayesa acquisition during the period, the Step-up is applicable.

The Company’s Revolving Credit Facility is sustainability-linked and includes pricing adjustments tied to achievements of performance targets over time aligned with Colliers’ Built to Last framework available on corporate.colliers.com. The pricing adjustments are linked to annual targets to reduce greenhouse gas emissions consistent with the Science-Based Targets initiative. As of August 2026, the Company had met its sustainability targets for 2025 and achieved a five basis point reduction in the borrowing cost on the Revolving Credit Facility. As of June 30, 2026, the Company had $659.4 million of unused credit under the Revolving Credit Facility.

On March 25, 2026, the Company completed a private placement of C$550 million of 4.73% fixed rate senior unsecured notes due 2033. The payment obligations under the notes rank equally with all other unsecured and unsubordinated indebtedness and have similar financial covenants with respect to leverage (including the Step-up) and interest coverage. The Company used the proceeds to repay outstanding C$ denominated borrowings under its Revolving Credit Facility and for general corporate purposes.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

On March 18, 2026, the Company renewed its accounts receivable facility (“AR Facility”) with two third-party financial institutions, with a term extending to March 18, 2028 and a capacity of $250 million (previously $200 million). The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The AR Facility results in a decrease in our borrowing costs. As of June 30, 2026, the Company’s draw under the AR Facility was $248.4 million.

During the six months ended June 30, 2026, the Company did not acquire or divest any assets in relation to seeding new Investment Management funds. The Company recorded existing assets and liabilities in relation to seeding new funds on the consolidated balance sheet (see note 6 in our consolidated financial statements). We expect to enter into such transactions from time to time to facilitate the formation of new funds.

The Company pays semi-annual dividends in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. On May 11, 2026, the Company’s Board of Directors declared a semi-annual dividend of $0.15 per share to shareholders of record on June 30, 2026, paid on July 14, 2026. Total common share dividends paid by the Company during the six months ended June 30, 2026 were $7.7 million (June 30, 2025 - $7.6 million).

During the six months ended June 30, 2026, the Company invested cash in acquisitions as follows: $770.1 million in acquisition of new businesses, $33.8 million in purchases of redeemable non-controlling interest and $12.4 million in contingent consideration payments. All acquisitions during the period were funded from borrowings on the Revolving Credit Facility and cash on hand (see note 4 in our consolidated financial statements). The Company expects to fund future acquisitions with borrowings on the Revolving Credit Facility and cash on hand.

Unless it contains an element of compensation, contingent consideration in relation to acquisitions is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2026 was $12.4 million (December 31, 2025 - $8.5 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at June 30, 2026 was $46.1 million (December 31, 2025 - $33.3 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the relevant contingency periods. As at June 30, 2026, the Company expects to make earnout payments in the range of $102.8 million to a contractual maximum of $379.9 million (December 31, 2025 - $346.8 million) through August 2030.

The following table summarizes our contractual obligations as at June 30, 2026:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$2,492,563	$14,153	$239,650	$1,562,215	$676,545
Interest on long-term debt (1)	170,483	31,208	55,014	50,058	34,203
Finance lease obligations	13,136	5,010	7,168	958	—
Deferred and contingent acquisition consideration (2)	51,538	24,390	25,794	1,225	129
Operating leases obligations	807,517	132,962	233,515	162,257	278,783
Purchase commitments	46,220	29,047	8,405	4,840	3,928
Mortgage warehouse credit facilities	181,126	181,126	—	—	—
Liabilities related to warehouse fund assets	114,805	62,290	52,515	—	—
Co-investment commitments	22,368	22,368	—	—	—
Total contractual obligations	$3,899,756	$502,554	$622,061	$1,781,553	$993,588

(1)	Figures do not include interest payments for borrowings under the Revolving Credit Facility. Assuming the Revolving Credit Facility is held until maturity, using current interest rate, we estimate that we will make $405,800 of interest payments, $87,400 of which will be made in the next 12 months.
(2)	Estimated fair value as at June 30, 2026.

As at June 30, 2026, we had commercial commitments totaling $29.2 million comprised of letters of credit outstanding.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 25% to 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $1.09 billion as of June 30, 2026 (December 31, 2025 - $1.07 billion). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2026, the RNCI recorded on the balance sheet was $1.31 billion (December 31, 2025 - $1.29 billion). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified six critical accounting estimates, which are discussed below.

1.	Revenue recognition. We earn revenues from Leasing and Capital Markets brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees, loan servicing fees and investment management fees (including carried interest). Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have three reporting units, consistent with our three operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that would suggest a potential decrease in fair value, the determination of fair value is calculated with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value (see note 2 in our consolidated financial statements).

3.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or forecasted committed capital and assets under management related to asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of Adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.	Mortgage servicing rights (“MSRs”). MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the consolidated balance sheet. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

6.	Allowance for credit loss reserves. Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of June 30, 2026, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $8.1 billion. As at June 30, 2026, the loss reserve was $12.3 million (December 31, 2025 - $12.7 million) and was included within Other liabilities on the consolidated balance sheet.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to certain financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring, optimization and integration costs and (ix) stock-based compensation expense, including related to the CEO’s performance-based long-term incentive plan (“LTIP”). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2026	2025	2026	2025

Net earnings	$49,216	$63,971	$59,995	$72,889
Income tax	26,838	25,244	35,099	29,956
Other income, including equity earnings from non-consolidated investments	(4,029)	(5,547)	(10,932)	(10,121)
Interest expense, net	26,417	15,515	49,285	38,063
Operating earnings	98,442	99,183	133,447	130,787
Loss on disposal of operations	800	—	1,331	—
Depreciation and amortization	71,724	61,686	139,724	125,088
Gains attributable to MSRs	(13,873)	(10,455)	(25,189)	(14,494)
Equity earnings from non-consolidated investments	4,164	3,318	11,435	7,052
Acquisition-related items	27,387	16,059	42,740	25,440
Restructuring, optimization and integration costs	7,356	1,265	16,139	6,575
Stock-based compensation expense	9,338	9,153	10,513	15,805
Adjusted EBITDA	$205,338	$180,209	$330,140	$296,253

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring, optimization and integration costs and (vii) stock-based compensation expense, including related to the CEO’s LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to Adjusted EPS appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2026	2025	2026	2025

Net earnings	$49,216	$63,971	$59,995	$72,889
Non-controlling interest share of earnings	(16,094)	(16,238)	(20,385)	(21,967)
Loss on disposal of operations	800	—	1,331	—
Amortization of intangible assets	50,760	42,983	98,459	87,738
Gains attributable to MSRs	(13,873)	(10,455)	(25,189)	(14,494)
Acquisition-related items	27,387	16,059	42,740	25,440
Restructuring, optimization and integration costs	7,356	1,265	16,139	6,575
Stock-based compensation expense	9,338	9,153	10,513	15,805
Income tax on adjustments	(12,941)	(12,210)	(25,496)	(25,692)
Non-controlling interest on adjustments	(8,336)	(7,008)	(17,587)	(14,634)
Adjusted net earnings	$93,613	$87,520	$140,520	$131,660

	Three months ended		Six months ended
	June 30		June 30
(in US$)	2026	2025	2026	2025

Diluted net earnings per common share	$0.56	$0.08	$0.09	$—
Non-controlling interest redemption increment	0.09	0.86	0.69	1.01
Loss on disposal of operations, net of tax	0.02	—	0.02	—
Amortization expense, net of tax	0.61	0.53	1.17	1.09
Gains attributable to MSRs, net of tax	(0.16)	(0.12)	(0.28)	(0.16)
Acquisition-related items, net of tax	0.43	0.21	0.61	0.32
Restructuring, optimization and integration costs, net of tax	0.12	0.02	0.24	0.09
Stock-based compensation expense, net of tax	0.16	0.14	0.20	0.24
Adjusted EPS	$1.83	$1.72	$2.74	$2.59

Diluted weighted average shares for Adjusted EPS (thousands)	51,158	50,891	51,232	50,900

We believe that the presentation of Adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Internal growth, presented as percentage revenue variance, is calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Recently adopted accounting guidance

Financial Instruments-Credit Losses for Accounts Receivable and Contract Assets

In July 2025, FASB issued ASU 2025-05, Financial Instruments: Credit Losses (Topic 326) which provides a practical expedient that permits entities to assume that current economic conditions will persist over the remaining life of current accounts receivable and contract assets when developing forecasts used to estimate expected credit losses. The amendments are effective for fiscal years and interim periods beginning after December 15, 2025. The Company adopted the ASU prospectively in the current interim financial statements. The adoption did not have a material impact on the Company's consolidated financial statements and related disclosures.

Improvements to the Accounting for Internal-Use Software

In September 2025, FASB issued ASU No. 2025-06 Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this update accommodates changes to software development approaches by removing reference to development stages and requiring the capitalization of software costs when both i) management has authorized and committed funding a software project, and ii) when it is probable that the project will be completed and used to perform the function intended. The improvements will provide for greater consistency in capitalization of development costs as they relate to internal-use software. The amendments are effective for annual periods beginning after December 15, 2027 however the Company has early adopted the ASU on a prospective basis effective as of January 1, 2026. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting guidance, not yet adopted

Reporting Comprehensive Income – Expense Disaggregation Disclosures

In November 2024, FASB issued ASU No. 2024-03 Expense Disaggregation Disclosures which requires disaggregated disclosure of income statement expenses. The ASU does not require changes to the expense captions an entity presents on the face of the income statement, rather, it requires disaggregation of certain expense captions within the footnotes to the financial statements. This ASU is effective for annual periods beginning after December 15, 2026 and for interim periods beginning after December 15, 2027 with early adoption permitted. The Company is currently assessing the impacts of this ASU on its disclosures.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

In 2022 and 2023, the Company entered into interest rate swap agreements (the “existing swaps”) to convert SOFR floating interest rates to fixed rates to hedge $600 million US dollar borrowings under the Revolving Credit Facility at fixed interest rates ranging from 2.802% and 4.000% with a maturity date of May 2027. In 2025, the Company entered into swap agreements (the “new swaps”) to hedge an additional $600 million of US dollar borrowings under the Revolving Credit Facility, effective May 2027 with fixed interest rates ranging from 3.434% to 3.480% and a maturity date of November 2029. Both the existing and new swaps are measured at fair value on the consolidated balance sheet. Gains or losses on the existing and new swaps which are determined to be effective as hedges, are reported in other comprehensive income.

Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Transactions with related parties

As at June 30, 2026, the Company had $17.6 million of loans receivable from shareholders of subsidiaries (December 31, 2025 - $18.8 million). The majority of the loans receivable represent amounts to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 6.0%. These loans are due on demand or mature on various dates up to 2030 but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 49,778,127 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 3,455,780 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan. On May 13, 2026, the Company announced a normal course issuer bid (“NCIB”) effective from May 15, 2026 to May 14, 2027. The Company is entitled to repurchase up to 4,300,000 Subordinate Voting Shares on the open market pursuant to the NCIB.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at June 30, 2026. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at June 30, 2026.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting.

During the three months ended June 30, 2026, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

There are no legal proceedings to which Colliers is a party to, or in respect of which, any of the property of Colliers is the subject of, which is or was material to Colliers during 2026, and Colliers is not aware of any such legal proceedings that are contemplated. In the normal course of operations, Colliers is subject to routine immaterial claims and litigation incidental to its business. Litigation currently pending or threatened against Colliers includes disputes with former employees and commercial liability claims related to services provided by Colliers. Colliers believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to rising interest rates, commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Rising inflation and its impact on compensation costs, hiring and retention of talent, and the Company’s ability to recover costs from our clients.
•	Geo-political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on our business.
•	Commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for transactions.
•	The utilization of artificial intelligence (AI) and machine learning technologies, including associated impacts on our services, competitive environment, ability to hire/retain specialized talent, cybersecurity, and legal and governance risks.
•	The effect of significant movements in average capitalization rates across different property types.
•	A change in or loss of our relationship with US government agencies.
•	Defaults by borrowers on loans originated under the Fannie Mae DUS Program.
•	A reduction by clients in their reliance on outsourcing for their commercial real estate needs.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to fundraise in our Investment Management operations, or an increase in redemptions from our perpetual funds and separately managed accounts.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions, cyber attacks or security failures in our information technology systems, and our ability to recover from such incidents.
•	The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Changes in climate and environment-related policies that directly impact our businesses.
•	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.